	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: August 31, 2020
	Estimated average burden
	hours per response......12.00

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LXM USA LLP**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

420 Lexington Ave
                            (No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Clarke Gray   917-238-1263
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Goldberg, Nikpour, Cohen, Sullivan CPA's PLLC
                    (Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	N.Y.	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, J. Clarke Gray _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

LXM USA LLP _____ , as

of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6126117
Qualified In New York County
My Commission Expires 12-18-2021

Signature

CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LXM USA LLP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

LXM USA LLP
CONTENTS
December 31, 2020



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of LXM USA, LLP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LXM USA, LLP (the "Company") as of December 31, 2020, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of LXM USA, LLP as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 26, 2021

LXM USA LLP
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	321,976
Due from broker		103,500
Accounts receivable(net of allowance for doubtful accounts $19,400)		35,142
Receivable from affiliated entity		122,609
Prepaid expenses		7,294
TOTAL ASSETS	**$**	**590,521**

LIABILITIES AND PARTNERS' CAPITAL
LIABILITIES

Accounts payable and accrued expenses	$	27,622
Loan payable		31,155
		58,777
PARTNERS' CAPITAL		531,744
TOTAL LIABILITIES AND PARTNERS' CAPITAL	**$**	**590,521**

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

LXM USA LLP (the "Company") was formed in the State of Delaware as a Limited Liability Partnership ("LLP") on February 15, 2013. The Company's purpose is to carry on a general brokerage and financial business, but more specifically to act as a broker-dealer in marketable securities to its institutional clients. The Company is owned by six individuals who manage a similar business in Europe.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its sole office in New York City.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, receivable from affiliated entity, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2020. The fair value of accounts receivable, receivable from affiliated entity and accounts payable is estimated by management to approximate their carrying value at December 31, 2020.

3

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

ACCOUNTS RECEIVABLE

Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company maintains an allowance for doubtful accounts of $19,400 as of December 31, 2020 which represents known and inherent risks from customers. Based on the judgement of management this adequately provides for such losses.

INCOME TAXES

The Company is a limited liability partnership and is treated as a pass through entity for income tax reporting purposes. No provision for federal or state income taxes has been made since the Company is not a taxable entity. The partners are individually liable for the taxes on their share of the partnership's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT").

The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under the guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon the examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company has a deferred UBT income tax asset of approximately $55,000 at December 31, 2020 related to net operating loss carry forwards and the current year net loss. A valuation allowance has been established offsetting the $55,000 as the ultimate realization of these benefits is uncertain. The Company had net operating loss carry forwards of approximately $1,373,000 as of December 31, 2020, which begin to expire in 2033.

NOTE 3 – DUE FROM BROKER

The amount due from broker at December 31, 2020 represents the required clearing deposit pursuant to the Clearing Agreement.

4

NOTE 4 – LOAN PAYABLE

On April 29, 2020 the Company received a $31,155 loan in accordance with the Payroll Protection Plan created as part of the Cares Act to help small businesses survive the Covid 19 pandemic. The full principal amount and any accrued interest may be fully forgiven upon meeting certain criteria. The loan bears interest at 1%. The Company expects that the loan and interest will be forgiven in 2021 and as a result has not accrued any interest.

NOTE 5- CONCENTRATIONS OF CREDIT RISK

At December 31, 2020 three customers accounted for 100% of the total accounts receivable.

The Company maintains all of its cash deposits in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk with respect to these deposits.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions.
In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdraw if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company's net capital was $366,699 which was $116,699 in excess of its minimum requirement of $250,000 under SEC Rule 15c3-1. The Company's net capital ratio was 0.16 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CONTINGENCIES AND COMMITMENTS

There were no asserted claims or legal proceedings against the Company at December 31, 2020 and during the year then ended. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

The Company had no lease or equipment rental commitments, no underwriting commitments and no contingent liabilities at December 31, 2020 or during the year then ended.

NOTE 8 – RELATED PARTY TRANSACTIONS

SERVICES PROVIDED BY UK AFFILIATE

During 2020, the Company was allocated costs from its UK affiliate regarding the Company's participation in various alpha capture programs, for the affiliate's assistance with the 15a-6 client base and to share to cost of clearing services provided by the clearing agent.

The Company had a receivable of $122,609 from the affiliate at December 31, 2020 that related to activity prior to 2020.

EXPENSE SHARING AGREEMENT

The Company has an expense sharing agreement in place with Libra Capital US, Inc. ("Libra") a corporation organized under the laws of Delaware, an affiliated entity. Under the agreement, Libra makes services available to the Company without charge. These costs include certain third party technology expenses including Bloomberg for market data feeds and Tradeflex for its trading platform.

The Company is not responsible or liable, neither directly or indirectly, to Libra, or any other third party entity or vendor, for expenses paid by Libra on behalf of the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS(CONTINUED)

SUBORDINATED DEBT

On March 31, 2015 FINRA approved a subordinated loan agreement for $75,000 between the Company and LXMF. The agreement matured on March 31, 2020 and was fully repaid

NOTE 9 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 10 – LEASE

The Company leases office space on a month to month basis.

NOTE 11– RISKS AND UNCERTAINTIES

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

7

NOTE 11– RISKS AND UNCERTAINTIES(CONTINUED)

The Company's business operations and revenue sources have not been significantly impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 26, 2021, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements